

17018022

N

Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 40712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2016 (MM/DD/YY) AND ENDING 06/30/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, NV

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8409 N. Military Trail #119
(No. and Street)

Palm Beach Gardens (City) FL (State) 33410 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alexander Feldman 954-732-4495 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

2367 Clubhouse Drive (Address) Rocklin (City) CA (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
SEP 19 2017
DIVISION OF TRADING & MARKETS

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


American LegalNet, Inc.
www.FormsWorkFlow.com

RMS

OATH OR AFFIRMATION

I, Alexander Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Financial Associates, as of June 30, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public



SHANT KARAKOUZIAN
NOTARY
My Comm. Expires
August 23, 2019
No. FF 938909
PUBLIC
STATE OF FLORIDA

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Financial Associates, NV

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Fiscal Year Ended June 30, 2017

Contents

Elizabeth Tractenberg, CPA

2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholder
Pacific Financial Associates, NV
Palm Beach Gardens, FL

I have audited the accompanying statement of financial condition of Pacific Financial Associates, NV (the "Company"), as of June 30, 2017, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Company as of June 30, 2017, and the results of its operations and its cash flows for the fiscal year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedules I, II and III, (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17C.F.R. §240.17a-5. In my opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Elizabeth Tractenberg, CPA

Elizabeth Tractenberg, CPA
Rocklin, CA
August 18, 2017

Pacific Financial Associates, NV.
Statement of Financial Condition
June 30, 2017

Assets

Cash and cash equivalents	$	50,678
Commissions receivable		2,276
Prepaid expenses		195
Total assets	$	53,149

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	7,941
Due to stockholder		1,707
		9,648
Total liabilities		9,648
Stockholder's equity		
Common stock ($0 par value, 100,000 shares authorized, 46,821 shares issued and outstanding)		-
Paid-in capital		2,000
Retained earnings		41,501
Total stockholder's equity		43,501
Total liabilities and stockholder's equity	$	53,149

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Income (Loss)
For the Fiscal Year Ended June 30, 2017

Revenues	
Commissions income	$ 40,558
Total revenues	40,558
Expenses	
Commissions expense	8,328
Insurance	4,380
Professional services	11,042
Regulatory fees	2,240
Salaries & Related payroll taxes	6,437
All other expenses	8,297
Total expenses	40,724
Net income (loss) before income tax provisions	(166)
Income tax provision	-
Net income (loss)	$ (166)

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Stockholder's Equity
For the Fiscal Year Ended June 30, 2017

	Common Stock Shares	Common Stock	Paid -in Capital	Retained Earnings	Total
Balance, June 30, 2016	46,821		$ 2,000	$ 41,667	$ 43,667
Net Income (Loss)				(166)	(166)
Balance, June 30, 2017	46,821	$ -	$ 2,000	$ 41,501	$ 43,501

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV.
Statement of Cash Flows
For the Fiscal Year Ended June 30, 2017

Cash flows from operating activities:		
Net income (loss)		$ (166)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		
Commissions receivable		2,229
Prepaid expenses		817
(Decrease) increase in:		
Accounts payable and accrued expenses		1,699
Commissions payable		(1,671)
Net cash provided by operating activities		2,908
Cash flows from investing activities:		-
Cash flows from financing activities:		-
Net increase in cash and cash equivalents		2,908
Cash and cash equivalents at beginning of year		47,770
Cash and cash equivalents at end of year		$ 50,678
Supplemental disclosure of cash flow information:		
Cash paid of interest	$ -	
Taxes paid	$ -	

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Notes to Financial Statements
June 30, 2017

Note 1 – Organization and Nature of Business

Pacific Financial Associates, NV (the "Company") was organized in the State of Nevada on December 8th, 2000. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC").

Note 2 – Significant Accounting Policies

Basis of Presentation – The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (1), the Company will not hold customer funds or safe keep customer securities. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions – Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and include commissions from sale of mutual funds, variable annuities and insurance products.

Income Taxes – The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. However no such expenses or benefits were recorded as of June 30, 2017 because it is not material.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Significant Accounting Policies (continued)

Statement of Cash Flows - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

Note 4 – Related Parties

The company pays a small salary and commissions to its sole stockholder. During the year salaries paid to the stockholder were $6,437 including related payroll taxes. In addition the stockholder was paid $8,328 in commissions. At year end, commission payable to stockholder was $1,707 and expense reimbursement due to stockholder $3,000.

Note 5 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule SEC Rule 15c3-1(a) (2) (vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2017, the Company had net capital of $40,113 which was $35,113 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.24 to 1.

Note 6 - Income Taxes

At June 30, 2017 there was no Federal or State income taxes due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2014 to the present, generally for three years after they are filed.

Pacific Financial Associates, NV
Notes to Financial Statements
June 30, 2017

Note 7- Exemption from SEC Rule 15c3-3

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k)(1), the Company's business that limit their activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities to, customers.

Note 8 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2017 because the Company's SIPC Net Operating Revenues are under $500,000 and also because it is exempt from SIPC membership.

Note 9 – Subsequent Events

Management has reviewed the results of operations for the period of time from its fiscal year end June 30, 2017 through August 18, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pacific Financial Associates, NV.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of June 30, 2017

Computation of net capital			$ 43,501
Total stockholder's equity			
Less: Non Allowable assets			
CRD deposits			(917)
Commissions receivable			(2,276)
Prepaid Expenses			(195)
Total Adjustments			(3,388)
Net Capital			$ 40,113
Computation of net capital requirements			
Minimum net capital requirements			
6-2/3% of net aggregate indebtness	$ 643		
Minimum dollar net capital required	$ 5,000		
Net capital required (greater of above)			5,000
Excess net capital			35,113
Aggregate indebteness to net capital	0.24	:	1
Computation of aggregate indebtedness:			
Total Liabilities	$ 9,648		

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net capital per Company's computation	$ 41,030
Audit adjustments:	
CRD deposits	(917)
Rounding	-
Net capital per Audit	$ 40,113

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2017

A computation of reserve requirements is not applicable to Pacific Financial Associates, NV. as the Company qualifies for exemption under Rule 15c3-3(k) (1).

Pacific Financial Associates, NV
Schedule III – Information Relating to Possession or Control
Requirements Pursuant to Rule 15c3-3
As of June 30, 2017

Information relating to possession or control requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

Elizabeth Tractenberg, CPA
2367 Clubhouse Drive
ROCKLIN, CALIFORNIA 95765
916/259-1666 – Fax 323/517-2625
elizabeth@tractenberg.net
PCAOB # 3621

Report of Independent Registered Public Accounting Firm
Exemption Report

To the Board of Directors and Stockholder
of Pacific Financial Associates, NV.

I have reviewed management's statements, included in the accompanying Pacific Financial Associates, NV., Exemption Report in which (1) Pacific Financial Associates, NV., identified the following provisions of 17C.F.R. 15c3-3(k) under which Pacific Financial Associates, NV., claimed an exemption from 17 C.F.R. 240.15c3-3: ((k) (1)) (the "exemption provisions") and (2) Pacific Financial Associates, NV. stated that Pacific Financial Associates, NV. met the identified exemption provisions throughout the most recent fiscal year without exception. Pacific Financial Associates, NV.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Financial Associates, NV.'s compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg, CPA

Elizabeth Tractenberg, CPA
Rockline, CA
August 18, 2017



Pacific Financial Associates NV, Inc.

August 8, 2017

To whom it may concern,

1. The broker operated under SEA 15C3-3 (K)(1). The broker does not hold customer funds or safe-keep customer securities.
2. The broker has met the identified exemption provision throughout the most recent fiscal year without exception.
3. The broker rarely receive customer funds but if we do, they are sent out to the mutual fund or insurance company.

Sincerely,

Alex Feldman Digitally signed by Alex Feldman DN: cn=Alex Feldman, o, ou, email=alexf@gotitgroup.com, c=US Date: 2017.07.25 11:17:52 -04'00'

Alex Feldman
President and Chief Compliance Officer